October 28, 2022

Via EDGAR

Karl Hiller

Branch Chief

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Fortitude Gold Corporation Form 10-K for the Fiscal Year ended December 31, 2021 Filed March 1, 2022 File No. 333-249533

Dear Mr. Hiller:

Please find below the response of Fortitude Gold Corporation, a Colorado corporation (“Fortitude,” the “Company,” “our” and “we”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter to Mr. Jason Reid, Chief Executive Officer, of the Company dated September 22, 2022 (the “Comment Letter”).

For ease of reference, the comment contained in the Comment Letter is reprinted below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your Comment Letter.

Form 10-K for the Fiscal Year ended December 31, 2021 Business, page 4

1.	Please expand your disclosure to include a description of your business, the nature of your revenue-generating activities, principal products and markets, and methods of distribution to comply with Item 101(h) of Regulation S-K. Please also clarify which properties are currently in production, under development, or undergoing exploration.

Response:

Comment complied with. We will amend our 2021 Form 10-K to include the following additional information, shown in red italics:

Fortitude Gold Corporation was organized under the laws of the State of Colorado on August 11, 2020. On August 18, 2020, Gold Resource Corporation (“GRC”) transferred all of the issued and outstanding shares of GRC Nevada (“GRCN”) to us. GRCN owns all of GRC’s former Nevada properties, including the Isabella Pearl Mine. On December 31, 2020 GRC completed the spin-off of its wholly-owned subsidiary, Fortitude Gold Corporation and its subsidiaries (“FGC”), into a separate, public company (the “Spin-Off”). The Spin-Off was effected by the distribution of all of the outstanding shares of FGC common stock to GRC’s shareholders (the “Distribution”). GRC’s shareholders of record as of the close of business on December 28, 2020 (the “Record Date”) received one share of FGC common stock for every 3.5 shares of GRC’s common stock held as of the Record Date. In this report, “Company,” “our,” “us” and “we” refer to Fortitude Gold Corporation together with its subsidiaries, unless the context otherwise require.

FGC is a mining company which pursues gold and silver projects that are expected to have both low operating costs and high returns on capital. We are presently focused on mineral production from our Isabella Pearl Mine in Nevada. The ore mined at Isabella Pearl is processed on site at our processing facilities and sold to a refiner as doré, which contains precious metals of gold and silver. We also continue exploration and evaluation work on our portfolio of other precious metal properties in Nevada and continue to evaluate other properties for possible acquisition.

Effective December 31, 2020, in connection with the Spin-Off, the Company entered into a Management Services Agreement (“MSA” or “Agreement”) with GRC that governed the relationship of the parties following the Spin-Off. The MSA provided that the Company received services from GRC and its subsidiaries to assist in the transition of the Company as a separate company including, managerial and technical supervision, advisory and consultation with respect to mining operations, exploration, environmental, safety and sustainability matters. The Company also received certain administrative services related to information technology, accounting and financial advisory services, legal and compliance support and investor relation and shareholder communication services. The agreed upon charges for services rendered were based on market rates that align with the rates that an unaffiliated service provider would charge for similar services. The MSA’s initial term was to expire on December 31, 2021, would automatically renew annually and may be cancelled upon 30 days written notice by one party to the other during the term. On April 21, 2021, GRC provided the Company 30 days written notice to cancel the MSA effective May 21, 2021.

We own 100% of six properties in Nevada, totaling 1,724 unpatented mining claims covering approximately 32,178 acres, subject to the paramount title of the United States of America, under the administration of the Bureau of Land Management (“BLM”). Under the Mining Law of 1872, which governs the location of unpatented mining claims on federal lands, the owner (locator) has the right to explore, develop, and mine minerals on unpatented mining claims without payments of production royalties to the U.S. government, subject to the surface management regulations of the BLM. Currently, annual claim maintenance fees are the only federal payments related to unpatented mining claims. Annual maintenance fees of $305,865 were paid during 2021.

In addition to the unpatented claims, we also own 26, and lease one, patented mining claims covering approximately 165 acres and an additional 201 acres of fee lands in Mineral County, Nevada. Patented claims and fee lands unlike unpatented claims, pass title to the holder. The patented claims and fee lands are subject to payment of annual property taxes made to the county where they are located. Annual property taxes on our patented claims and fee lands have been paid through June 30, 2022.

All our properties are located in Nevada, five are located in the Walker Lane Mineral Belt which is known for its significant and high-grade gold and silver production and one in west-central Nevada. Activities at our properties in Nevada range from exploration at East Camp Douglas, County Line and Ripper, mineral delineation at Mina Gold, resource definition, engineering and permitting at Golden Mile to production at Isabella Pearl. We believe that our Nevada properties have excellent potential for additional discoveries of both bulk tonnage replacement-type and bonanza-grade vein-type gold deposits, similar to other gold deposits historically mined by other companies in the Paradise Peak, Borealis, Bodie, Tonopah, Goldfield, and Rochester districts.

Properties Overview, page 17

2.	We note that you have identified two or more material properties though have not provided all of the summary and individual property disclosures prescribed by Items 1303 and 1304 of Regulation S-K.

The summary disclosures should encompass all of your properties, including both material and non-material properties, and should appear in advance of, and incremental to, the individual property disclosures. The requirements for individual property disclosures are more extensive and detailed in comparison and are applicable for material properties, as determined pursuant to Item 1301 of Regulation S-K.

For example, the summary disclosures should describe the locations of each operating, development, and exploration property to comply with Item 1303(b)(2)(ii)(A); while the individual property disclosures should include comparable details along with a map for each property, showing its particular location, that is accurate to within one mile, using an easily recognizable coordinate system, to comply with Item 1304(b)(1)(i).

Please revise your filing to include and differentiate between the summary and individual property disclosures to comply with the aforementioned guidance.

Response:

Comment complied with. We will amend our 2021 Form 10-K to include the following additional information shown in red italics as well as new maps:

Item 2. Properties

200,000
300,000
400,000
500,000
600,000
700,000
800,000
4,600,000
4,500,000
4,400,000
4,300,000
4,200,000
4,100,000
4,000,000
3,900,000
Oregon
Idaho
Humboldt
Elko
Washoe
Pershing
Ripper
Lander
Eureka
Utah
Churchill
Storey
White Pine
Carson City
Lyon
Douglas
County Line
Isabella Pearl
Mina Gold
Mineral
Nye
Golden Mile
East Camp Douglas
Esmeralda
Lincoln
California
Clark
Arizona
0 20 40 80 120 160
Kilometers
FORTITUDE GOLD CORP.
Map Scale:
1:3,000,000
Coordinate System:
WGS84 TUM Zone 11N
Revision Date
9/25/2022

Properties Overview

We classify our mineral properties into three categories: “Operating Properties”, “Development Properties”, and “Exploration Properties”. Operating Properties are properties with material extraction of mineral reserves. Development Properties are properties that have mineral reserves disclosed, but no material extraction. Exploration Properties are properties that have no mineral reserves disclosed. Other properties may also be material to our business. As of the date of this report we did not have any Development Properties.

The map above shows the location of our properties within the state of Nevada.

Nevada

In Nevada, we are the owner of six properties totaling 1,724 unpatented mining claims covering approximately 32,178 acres, subject to the paramount title of the United States of America, under the administration of the Bureau of Land Management (“BLM”). Under the Mining Law of 1872, which governs the location of unpatented mining claims on federal lands, the owner (locator) has the right to explore, develop, and mine minerals on unpatented mining claims without payments of production royalties to the U.S. government, subject to the surface management regulation of the BLM. Currently, annual claim maintenance fees are the only federal payments related to unpatented mining claims. Annual maintenance fees of $305,865 were paid during 2021.

In addition to the unpatented claims, we also own 26, and lease one, patented mining claims covering approximately 165 acres and an additional 201 acres of fee lands in Mineral County, Nevada. Patented claims and fee lands unlike unpatented claims, pass title to the holder. The patented claims and fee lands are subject to payment of annual property taxes made to the county where they are located. Annual property taxes on our patented claims and fee lands have been paid through June 30, 2022.

Activities at our properties in Nevada range from exploration at East Camp Douglas, County Line and Ripper, mineral delineation at Mina Gold, resource definition, engineering and permitting at Golden Mile to production at Isabella Pearl. We believe that our portfolio of Nevada properties has excellent potential for additional discoveries of both bulk tonnage replacement-type and bonanza-grade vein-type gold deposits, similar to other gold deposits historically mined in the nearby Paradise Peak, Borealis, Bodie, Tonopah, Goldfield and Rochester districts.

Our primary focus is to discover, delineate and advance potential open pit heap leach gold operations in Nevada and commence production on all properties where we discover economic deposits. We believe that our property portfolio is highly prospective based on geology, surface samples, and drill results. Our properties’ close proximity, especially between our producing and prospective Walker Lane Mineral Belt properties (approximately 50 kilometers or 30 miles or less in radius) may allow for equipment sharing and synergies whereby we may move equipment and business resources from one project to the next.

County Line
Isabella Pearl
Mina Gold
Golden Mile
East Camp Douglas
GABBS VALLEY
BUCKLEY FLAT
SHOSHONE MOUNTAINS
PARADISE RANGE
IONE VALLEY
GILLIS RANGE
WALKER LAKE VALLEY
Hawthorne
SODA SPRING VALLEY
Luning
GARFIELD HILLS
BLACK DYKE MOUNTAIN
Mina
GARFIELD FLAT
KIBBY FLAT
0 5 10 20 Kilometers
FORTITUDE GOLD CORP.
Map Scale: 1:350,000
Coordinate System: WGS84 UTM Zone 11N
Revision Date: 9/25/22
360,000
370,000
380,000
390,000
400,000
410,000
420,000
430,000
440,000
4,296,000
4,288,000
4,280,000
4,272,000
4,264,000
4,256,000
4,248,000
4,240,000

The map above shows our five properties located in the Walker Lane Mineral Belt which is known for its significant and high-grade gold and silver deposits.

Isabella Pearl, Nevada, USA. (100% owned) Isabella Pearl, located approximately 10 km (6 mi) north of the town of Luning in Mineral County, Nevada, is an open pit operation. The Isabella Pearl operation covers an area of 9,777 acres (3,957 hectares) consisting of 568 unpatented mining claims. The Isabella Pearl deposits belong to the high-sulfidation class of epithermal mineral deposits. Processing facilities include a heap leach with a crushing circuit located on site. Gold production from Isabella Pearl for the years ended December 31, 2021, 2020, and 2019 was 46,459, 29,479, and 10,883 ounces, respectively. Isabella Pearl reported 121,500 ounces of gold reserves as of December 31, 2021.

Golden Mile, Nevada, USA. (100% owned) Golden Mile is located in the Bell Mining District, Mineral County, Nevada, approximately 35 km (22 mi) east of the town of Luning in Mineral County, Nevada. The property covers an area of approximately 11,811 acres (4,780 hectares) consisting of 599 unpatented and 5 patented claims, 4 owned and one leased. Mineralization at Golden Mile is intrusion related, with primary gold and copper mineralization associated with skarn style replacement in carbonate units. Secondary mineralization is associated with structurally controlled stockwork and breccia zones. In November 2021, we disclosed our maiden Mineral Resource estimate for Golden Mile consisting of 78,500 Indicated gold ounces at 1.13 g/t Au and 84,500 Inferred gold ounces at 1.10 g/t Au.

Mina Gold, Nevada, USA. (100% owned) Mina Gold is also located in the Bell Mining District, Mineral County, Nevada, approximately 25 km (16 mi) east of the town of Luning in Mineral County, Nevada. Our current land position covers 1,624 acres (657 hectares) which includes 74 unpatented lode mining claims and 5 patented mining claims, which we own. Gold mineralization at Mina Gold is hosted by epithermal quartz veins occurring along fault zones in volcanic host rock outcropping at the surface. Our drilling has encountered gold at shallow depths <60 m (197 ft) including 15.24 m (50 ft) of 3.34 g/t Au from surface and 12.19 m (40 ft) 2.98 g/t Au from 6.10 m (20 ft) downhole.

County Line, Nevada, USA. (100% owned) County Line is located approximately 30 km (19 mi) northeast of the town of Luning, Nevada. The property land package is 2,320 acres (939 hectares) consisting of 116 unpatented lode mining claims and 6 unpatented placer mining claims located in Mineral and Nye counties, Nevada. The property is part of the Paradise Peak district of high sulfidation epithermal deposits. The district historically produced a total of 1.5 million ounces of gold. County Line historically produced a total of 88,400 ounces of gold from two open pits.

East Camp Douglas, Nevada, USA. (100% owned) East Camp Douglas is located approximately 10 km (6 mi) southwest of the town of Mina in Mineral County, Nevada. The property covers an area of 5,571 acres (2,255 hectares) consisting of 289 unpatented claims, 16 patented claims and additional fee lands. Epithermal gold-silver mineralization at East Camp Douglas occurs as both widespread high sulfidation alteration areas and low sulfidation veins. Our exploration efforts have focused on understanding geologic structures associated with the silicified lithocap located on the southern end of the East Camp Douglas property.

Ripper
Lovelock
TRINITY RANGE
GRANITE SPRINGS VALLEY
LOWER VALLEY
BUENA VISTA VALLEY
Churchill
Pershing
WEST HUMBOLDT RANGE
FORTYMILE DESERT
Naval Air Station Fallon Target B20
CARSON SINK
DIXIE VALLEY
Fallon National Wildlife Refuge
Stillwater National Wildlife Refuge
Willow Lake
Lead Lake
LAHONTAN VALLEY
Fallon Paiute Shoshone Reservation
Fallon
Fernley
Naval Air Station Fallon
EDWARD CREEK VALLEY
US Naval Reservation Training Area
FAIRVIEW VALLEY
US Naval Reservation Target Area
SMITH CREEK VALLEY
330,000
360,000
390,000
420,000
450,000
4,460,000
4,440,000
4,420,000
4,400,000
4,380,000
4,360,000
0 5 10 20
Kilometers
FORTITUDE GOLD CORP.
Map Scale: 1:600,000
Coordinate System: WGS84 UTM Zone 11N
Revision Date: 9/25/22

The map above shows the location of our Ripper property.

Ripper, Nevada, USA. (100% owned) Ripper is located approximately 40 km (25 mi) from the town of Lovelock in west-central Nevada. The property is close to our other Walker Lane Mineral Belt properties and consists of 72 unpatented lode mining claims covering approximately 1,400 acres (567 hectares) in Pershing and Churchill counties, Nevada. Our initial exploration focus will be on understanding the lithological, structural and alteration characterization of historic gold mineralization occurring in the property’s Hughes Canyon target area.

Operating Property

Isabella Pearl

The Isabella Pearl Mine is our only operating property.

Background: In August 2016, we purchased Walker Lane Minerals Corp., which owns a 100% interest in the Isabella Pearl Mine. In April 2018, we released our maiden Proven and Probable mineral reserve estimate for the Isabella Pearl Mine totaling 192,600 gold ounces at an average grade of 2.22 g/t. In 2019, we commenced production of gold doré from an open pit heap leach operation. Based on metallurgical testing, we expect ultimate gold recoveries of approximately 81% for crushed ore and 60% for the run-of-mine (“ROM”) ore. The Isabella Pearl Mine is subject to a 2.75% net smelter return royalty.

Location and Access: The Isabella Pearl Mine is located in the Gabbs Valley Range in Mineral County, Nevada approximately 240 kilometers (150 miles) southeast of Reno, Nevada. The project has good connections to the infrastructure of west-central Nevada, with access roads to the project site linking to Nevada state route 361 and U.S. Route 95, the main highway between Reno and Las Vegas, Nevada.

Geology and Mineralization: The Isabella Pearl Mine is located in the central portion of the Walker Lane Mineral Belt, a major northwest-trending zone on the western border of Nevada characterized by a series of closely spaced dextral strike-slip faults that were active throughout much of the middle to late Cenozoic period. Volcanic rocks of middle Tertiary age cover much of the property and include intermediate lava flows and ignimbrite ash-flow sheets. The volcanic rocks unconformably overlie Mesozoic strata including Triassic and Jurassic sedimentary units and Cretaceous and Jurassic igneous units. Within the regional Walker Lane tectonic setting, several major fault zones trend through the property and are dominated by various splays and offset branches that host the gold mineralization in the area.

The gold-silver mineralized zones mainly include the Isabella, Pearl, and Civit Cat deposits, collectively referred to as the Isabella Pearl deposit. Alteration and mineral assemblages at Isabella Pearl, including widespread argillic alteration and generally abundant alunite. Potassium-Argon age determinations indicate the mineralization is about 19 million years, some 7 to 10 million years younger than the age of the host rocks. This early Miocene age conforms to the age of other high-sulfidation epithermal precious-metal deposits in the Walker Lane (e.g., Goldfield and Paradise Peak).

Facilities: We were granted a positive Record of Decision (“ROD”) from the BLM on the Environmental Assessment (“EA”) for the Isabella Pearl Mine in May 2018. This final permit allowed us to move the project forward into development and construction. Construction progress in 2018 included the completion of haul roads, office and laboratory buildings, construction of and liner placement on the heap leach pad, the pregnant and barren solution ponds, and connection of the water well. In 2018, we began installation of the Adsorption, Desorption and Recovery (ADR) processing facility, installed our crushing facility and commenced mining and waste removal of the first of several benches of the lower grade Isabella portion of the deposit with its estimated average grade of ~1 g/t gold. We achieved first gold production approximately 10 months after breaking ground on the project. During the second quarter of 2020 our overburden removal reached the first benches in the high-grade Pearl portion of the deposit estimated at ~3.7 g/t average with a ~5.0 g/t gold core deeper in the deposit than currently in development.

Exploration Activities: In 2021, we continued to explore for additional mineral reserves at the Isabella Pearl Mine. During the year, we completed 92 holes totaling 8,391 meters of reverse circulation drilling. This mainly included in-fill and step-out drill holes on the Scarlet, Isabella and Civit Cat targets. The majority of this drilling was conducted outside the current permitted mine plan.

Exploration Properties

Our exploration properties are all located in west-central Nevada with good connections to the infrastructure of west-central Nevada, with access roads to each project site. There is no plant or equipment on any of our exploration properties.

Golden Mile

On June 15, 2020, we purchased a 100% interest in the Golden Mile property located in Nevada’s Walker Lane Mineral Belt. The property is subject to a 3% net smelter return royalty. The “Golden Mile Stock” quartz diorite-granodiorite body is believed to be responsible for the gold-copper skarn mineralization at Golden Mile. The stock is only exposed on surface in three small areas because most of its northern extent is covered by Tertiary volcanics. In 2021, we continued our surface diamond drilling program in the mineral resource area on the patented claims. We completed seven diamond drill holes totaling 924 meters for collection of material for metallurgical testing and resource definition. In 2021, we also completed 58 reverse circulation (RC) holes totaling 8,327 meters for further resource definition. We continue to evaluate the known mineralized zones among a much larger conceptual project plan of multiple open pits along a trend at Golden Mile to the northwest and onto the Mina Gold property. We are evaluating the potential of at least three pits feeding ore to a strategically located heap leach and process facility. The conceptualized process plant is being evaluated to take the gold to the carbon stage and then haul the carbon for processing at our ADR facility at Isabella Pearl for final doré production. Base line and background studies are being evaluated and budgeted alongside exploration efforts to move this property forward. Current Mineral Resources are located on patented claims and mineralization remains open both on strike and at depth, extending on to adjoining unpatented lode mining claims. Condemnation RC drilling commenced in 2021 to confirm locations for heap leach pad, process facilities and waste storage facilities. In 2022, we are planning further definition RC drilling to convert mineral resources to mineral reserves and test the depth and strike extent of the deposit.

Mina Gold

In August of 2016, we purchased a 100% interest in the Mina Gold property located in Nevada’s Walker Lane Mineral Belt. The property is subject to a net smelter return royalty ranging from 2% to 3%. The property has the potential to be a future open pit heap leach gold operation. In 2021, we continued to evaluate the known mineralized zone among a much larger conceptual plan of multiple open pits along a trend to the southeast onto the Golden Mile property which will feed ore to a strategically located heap leach and process facility. The conceptualized process plant is being evaluated to take the gold to carbon stage and then haul the carbon for processing at our ADR facility at Isabella Pearl for final doré production. Base line and background studies are being evaluated and budgeted.

County Line

In March 2018, we purchased a 100% interest in the County Line property. The property is located close to our other Nevada properties in central Nevada’s Walker Lane Mineral Belt in Mineral and Nye counties. The property is subject to a 3% net smelter return royalty. In addition, we staked additional unpatented claims around the property to strengthen the land position and exploration potential. During 2021, we continued to review historical geological, exploration and mining data in preparation for an initial surface drilling program at County Line.

East Camp Douglas

In January 2017, we purchased a 100% interest in the East Camp Douglas gold property located in Nevada’s Walker Lane Mineral Belt. The property is subject to a net smelter return royalty ranging from 1% to 3%. Modern exploration by several mining and exploration companies has established modest gold resource potential in at least five separate areas on the property, with over 3,000 m of drill core and a large exploration database. We believe this large property has numerous untested gold targets with open pit heap leach potential warranting an extensive exploration program. In 2020, we completed a reconnaissance drill program looking primarily for geologic structures with 11 holes totaling 1,565 m targeting three general areas: Discovery Breccia, Gypsum Shaft and D2 Cliffs. These mineralized zones returned significant drill results including 17.92 m grading 1.29 g/t Au hosted in brecciated vuggy silicified volcanic rock with a high degree of oxidation. In 2021, we evaluated drill results and commenced planning for follow-up drilling to evaluate the resource potential of the gold-bearing silicified volcanic rocks of the lithocap target area.

Ripper

In June 2021, we purchased a 100% interest in the Ripper property. The property is subject to a 3% net smelter return royalty. Known gold mineralization at Ripper occurs in a Triassic package of limestones, limestone collapse breccias, and mudstones of the Auld Lang Syne group. Three principal types of alteration carrying gold values include jasperoidization and quartz veining within limestone beds, mudstone breccia with a quartz-calcite cement or en echelon quartz veins, and variably silicified and hematitic limestone collapse breccias. Recent surface rock chip samples have returned values up to 6.3 g/t gold. During 2021, we reviewed historical geological and exploration data in preparation for fieldwork in 2022 and a future initial surface drilling program.

Mineral Reserves and Resources, page 23

3.	We note that you filed a Technical Report Summary for Isabella Pearl along with your annual report, although did not identify, refile or incorporate by reference the Technical Report Summary for Golden Mile as an exhibit, although we see that it had been filed with a Form 8-K on November 9, 2021.

Please identify and include each Technical Report Summary that is required to support the estimates of resources and reserves disclosed in your filing, pursuant to Item 1302(b)(1) of Regulation S-K, as an exhibit consistent with Item 601(a)(2) of Regulation S-K, including the requirements applicable when you incorporate by reference.

Response:

Response: Comment complied with. We will re-file the Amended Technical Report Summaries for Isabella Pearl and Golden Mile as exhibits with our amended 2021 Form

10-K, as follows:

●	S-K 1300 Technical Report Summary, Isabella Pearl Mine, Mineral County, Nevada dated February 25, 2022.
●	Initial Assessment Technical Report Summary for the Golden Mile Property, Mineral County, Nevada dated November 9, 2021.
4.	We note that the measured and indicated sulfide resources and estimated gold equivalent grades reported for Isabella Pearl on page 26 do not appear to correspond to the gold equivalent quantities shown in your tabulation. Please revisit your approach and tell us how you propose to clarify or resolve this apparent discrepancy. Please similarly address in comparison the approach utilized for the equivalent ounces of inferred resources.

Also modify your table to include the measured and indicated resource totals and the inferred resource totals in the Gold Equivalent Ounces column, including the estimates for the Golden Mile property in each category, if this would fairly represent the overall estimates in each category on an equivalent basis.

Response:

Comment complied with. We will update the tabulation of the estimated gold equivalent grades for Isabella Pearl in our Amended 2021 Form 10-K. We will also update our table of inferred resource totals in the Gold Equivalent Ounces column. We propose the following new tabulation:

				Gold			Gold
		Gold	Silver	Equivalent	Gold	Silver	Equivalent
Description	Tonnes	g/t	g/t	g/t	Ounces	Ounces	Ounces
Measured and Indicated Resources
Isabella Pearl Mine
Oxide
Measured	89,000	2.38	55	3.11	6,800	157,600	8,900
Indicated	357,600	0.99	9	1.10	11,300	96,200	12,600
Measured and Indicated Oxide Total	446,600	1.26	18	1.50	18,100	253,800	21,500
Sulfide
Measured	110,600	4.98	51	5.66	17,700	180,100	20,100
Indicated	40,800	3.79	48	4.43	5,000	62,700	5,800
Measured and Indicated Sulfide Total	151,400	4.66	50	5.33	22,700	242,800	25,900
Isabella Pearl Mine Measured and Indicated Total	598,000	2.12	26	2.47	40,800	496,600	47,400
Golden Mile Property
Oxide
Measured	—	—	—	—	—	—	—
Indicated	2,160,000	1.13	—	1.13	78,500	—	78,500
Measured and Indicated Oxide Total	2,160,000	1.13	—	1.13	78,500	—	78,500
Measured and Indicated Total	2,758,000	1.35	6	1.42	119,300	496,600	125,900
Inferred Resources
Isabella Pearl Mine
Oxide Inferred	259,400	1.30	12	1.46	10,900	102,800	12,300
Sulfide Inferred	28,800	3.77	56	4.52	3,500	51,600	4,200
Isabella Pearl Mine Inferred Total	288,200	1.55	17	1.78	14,400	154,400	16,500
Golden Mile Property
Oxide Inferred	2,400,000	1.10	—	1.10	84,500	—	84,500
Golden Mile Inferred Total	2,400,000	1.10	—	1.10	84,500	—	84,500
Inferred Total	2,688,200	1.15	—	1.17	98,900	154,400	101,000
5.	The disclosures pertaining to metallurgical data in Section 10.7 of the Isabella Pearl Technical Report Summary, Metallurgical Summary, beginning on page 77, and Section 10.1 of the Golden Mile Technical Report Summary, Historic Metallurgical Testing, beginning on page 107, should include an opinion from the qualified persons as to the adequacy of the metallurgical data used to prepare these reports.

Please discuss these observations with the qualified persons involved in preparing the reports and advise us of any representations that are believed to have been made or which could be made to comply with Item 601(b)(96)(iii)(B)(10)(v) of Regulation S-K.

Response:

Comment complied with. The Qualified Persons have reviewed these results. The on-going column testing supports the planned metal recovery as well as the planned cyanide consumption at the Isabella Pearl Mine. The comparison of feasibility results with continuous testing of mined ore demonstrates that the earlier work was representative of the deposit and the Qualified Persons considers that these data are appropriate and adequate for estimation of mineral reserves We will include an opinion from the qualified persons as to the adequacy of the metallurgical data used to prepare the technical report in the amended 2021 Isabella Pearl Technical Report Summary.

The metallurgical testing, especially the column leach test work, supports the planned metal recovery as well as the planned cyanide consumption at the Golden Mile property. The metallurgical testing and historical test work are deemed to be representative of the deposit and the Qualified Persons consider that these data are appropriate and adequate for estimation of mineral resources. We will include an opinion from the Qualified Persons as to the adequacy of the metallurgical data used to prepare the technical report in the amended 2021 Golden Mile Technical Report Summary.

6.	The disclosures pertaining to cutoff grades in Section 11.12 of the Golden Mile Technical Report Summary, Mineral Resource Estimate, beginning on page 143, should be modified as necessary to clarify whether the cutoff grades being utilized represent marginal cutoff grades or breakeven cutoff grades. Please discuss this observation with the qualified persons when preparing your response and in drafting any revisions that are proposed.

Response:

The cutoff grades used for the Golden Mile Technical Report Summary are marginal cutoff grades based on 2020 actual costs for our nearby Isabella Pearl open pit, heap leach mine in Nevada, a mining operation similar in scope to that envisioned for Golden Mile. These cutoff grades are used to produce the optimized Lerchs-Grossman pit shell. The marginal cutoff grades are used to determine if an already mined-out ton is treated as ore or waste. In other words, a marginal cutoff assumes that the block in question must be mined and determines whether it should be processed or not. It should not be confused with breakeven cutoff grades, which include an allowance for the cost of stripping. We will clarify this in our amended Golden Mile Technical Report Summary.

The disclosures pertaining to the 2022 excise tax calculation in Section 18.2 of the Isabella Pearl Technical Report Summary, Life-Of-Mine Operating Costs, beginning on page 147, should be modified as necessary to clarify why the calculation is different than for subsequent years. Please discuss this observation with the qualified persons when preparing your response and in drafting any revisions that are proposed.

Response:

Excise tax is levied based on revenue. The disclosure pertaining to our excise tax calculations is expressed in costs per tonne processed. The Qualified Persons note that the amount of the excise tax on a per tonne basis is different in subsequent years during the Life-of-Mine due to the lower amount of tonnes processed year-to-year (shown below). This is because mining has largely ceased, yet gold production revenue continues from the heap leach. In other words, although the tonnes and ounces processed are variable, the gold production revenue from the heap leach remains nearly constant:

Tons Processed:

2022 – 660,000 tonnes

2023 – 596,889 tonnes

2024 – 100,860 tonnes

We will add this above clarification in our amended 2021 Isabella Pearl Technical Report Summary filed with our amended Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations Consolidated Results of Operations Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 30

7.	We note your disclosure indicating that revenues and gross profit as a percentage of revenues were both higher in 2021 due to higher gold sales volumes and higher-grades of ore being mined and processed.

Please expand your disclosure to explain how the increases are also correlated with the decrease in quantities of ore mined and increase in waste tonnage, as presented on page 29, and to clarify the extent to which the changes in revenues are attributable to changes in commodity prices, independently of changes in volumes.

You should address the indicative value of your reported financial information, including descriptions of trends, events and uncertainties that have had a material impact on reported operations, or that are reasonably likely to have a material impact on future operations, to comply with Item 303(a), (b) and (b)(2) of Regulation S-K.

For example, explain how long you plan to be mining similar grades of ore before these are depleted or mining shifts to other deposits, having even higher or possibly lower grades of ore, to clarify the timeframe over which you expect the recently favorable conditions to prevail, improve, or decline.

Response:

Comment complied with. We will amend our 2021 Form 10-K to include the following additional information, shown in red italics.

Operating Data: The following tables summarize certain information about our operations at our Isabella Pearl Mine for the periods indicated:

	Year ended December 31,
	2021	2020
Ore mined
Ore (tonnes)	598,345	643,518
Gold grade (g/t)	3.76	2.42
Low-grade stockpile
Ore (tonnes)	8,600	160,739
Gold grade (g/t)	0.33	0.52
Pre-strip waste	—	1,346,316
Waste (tonnes)	7,159,740	4,930,262
Metal production (before payable metal deductions)(1)
Gold (ozs.)	46,459	29,479
Silver (ozs.)	44,553	28,359

(1)	The difference between what we report as “metal production” and “metal sold” is attributable to the difference between the quantities of metals contained in the doré we produce versus the portion of those metals actually paid for according to the terms of our sales contracts. Differences can also arise from inventory changes incidental to shipping schedules, or variances in ore grades and recoveries which impact the amount of metals contained in doré produced and sold.

	Year ended December 31,
	2021	2020
Metal sold
Gold (ozs.)	45,891	29,929
Silver (ozs.)	43,189	29,129
Average metal prices realized (1)
Gold ($per oz.)	1,795	1,813
Silver ($per oz.)	24.74	21.12
Precious metal gold equivalent ounces sold
Gold Ounces	45,891	29,929
Gold Equivalent Ounces from Silver	595	339
	46,486	30,268

Total cash cost before by-product credits per gold ounce sold	$610	$949
Total cash cost after by-product credits per gold ounce sold	$587	$928
Total all-in sustaining cost per gold ounce sold	$705	$952

(1)	Average metal prices realized vary from the market metal prices due to final settlement adjustments from our provisional invoices when they are settled. Our average metal prices realized will therefore differ from the market average metal prices in most cases.

During the years ended December 31, 2021 and 2020, we produced 46,459 and 29,479 ounces of gold. The increased production is primarily due to higher leach pad recoveries due to higher grade ore placed on the pad and under the leaching process. We reached high-grade zone of the Pearl Phase 1 in the third quarter of 2020 and continued mining the Pearl Phase 1 for the first half of 2021 which was stockpiled at the end of the second quarter of 2021. This high-grade ore was processed in the second half of 2021 while we were mining waste from Pearl Phase 2.

Our grade of ore mined increased 55% in 2021 from 2020 as a result of the mining of the high-grade Phase 1 Pearl which was reached in the third quarter of 2020 and fully mined and stockpiled by the end of second quarter 2021. We processed this higher-grade ore in the second quarter of 2021 which resulted in more ounces recovered and sold in 2021 over 2020.

Gold ore grades vary depending on the areas of the Isabella Pearl Mine being mined at any given time. We have seen an expected increase of gold ore grades as we have reached the Pearl Phase 1. We began mining Pearl Phase 2 in the third quarter of 2021 and reached the mineralization in fourth quarter of 2021. Pearl Phase 2 gold grades are expected to be slightly lower than Pearl Phase 1.

Sales, net. For the year ended December 31, 2021, net sales were $82.1 million as compared to $54.0 million for the same period in 2020. The $28.1 million or 52% increase is primarily attributable to a 53% increase in sales volumes and was slightly offset by a 1% decrease in the average realized price of gold. For the year ended December 31, 2021, gold sales volumes increased 53% from the same period in 2020 as a result of higher-grade ore mined and processed, as noted above in “Operating Data”. Although average realized sales price of gold did not significantly decrease from 2020, significant changes in gold price could have a material impact on operations.

Mine cost of sales. For the year ended December 31, 2021, mine cost of sales totaled $41.5 million compared to $37.8 million for the same period in 2020. The change is mainly attributable to higher depreciation and amortization expenses due to an increase in sales volumes in 2021 as compared to 2020. The increase in depreciation and amortization was slightly offset by lower production costs as there was no net realizable value expense related to our inventory in 2021, whereas in 2020, we recorded a $3.6 million adjustment.

Mine gross profit. For the year ended December 31, 2021, mine gross profit totaled $40.6 million compared to $16.2 million for the same period in 2020. The change is attributable to higher sales and lower cash cost per gold ounce sold due to mining efficiencies and higher-grade ore mined in 2021 as compared to 2020 as well as no net realizable value expense related to our inventory in 2021, as noted above.

Critical Accounting Estimates, page 34

8.	We note that you have indicated on the cover page that you are an emerging growth company and have elected not to use the extended transition period for complying with new or revised financial accounting standards; and that this is consistent with similar indications in prior periodic reports and your registration statement.

Please update your risk factor disclosure on page 16, concerning your status as an emerging growth company, indicating that you "may take advantage of certain exemptions from various reporting and regulatory requirements that are applicable to other public companies," as necessary to reflect your election in this regard.

Response:

Comment complied with. We will remove the risk factor.

In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:

●	The company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss the responses provided above at any time, please do not hesitate to contact me.

Sincerely,
/s/ Jason D. Reid
Jason D. Reid
President and Chief Executive Officer
Fortitude Gold Corporation